Filed by Caesars Entertainment, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Caesars Entertainment, Inc. Commission File No.1-14573

July 15, 2004

To: Caesars Entertainment Associates

From: Wally Barr

The Board of Directors of Caesars Entertainment last night accepted an offer from Harrah’s Entertainment to acquire our company in a cash and stock transaction valued at more than $9 billion, the largest in the history of our industry. Before it becomes final, the acquisition must be approved by regulators and shareholders for both companies.

If approved, the combination of these two gaming giants would create the world’s largest gaming company, with more than 50 casino resorts, nearly $9 billion in annual revenue and more than 90,000 world-class employees.

This transaction represents a tremendous opportunity for Caesars Entertainment shareholders, customers and associates.

For shareholders, including all of those associates who own company stock, the combination of these two companies will create significant value. For some time, the market price of Caesars stock has not reflected the true value of the company. This transaction will unlock a major portion of that value for our shareholders.

For our customers, the union of Harrah’s and Caesars will create many more choices; a more varied menu of world-class casinos, restaurants, theaters, shops and other locations where customers can play, stay and enjoy their rewards; a much more valuable rewards program; a wider variety of promotional offers and opportunities and all the benefits of the world’s most sophisticated customer marketing organization.

Most importantly, for our employees, this transaction creates the most powerful company in the gaming industry – a company that is well positioned to successfully compete in the new gaming marketplace.

The strength embodied in this union will give the new company the power to expand employment and advancement opportunities for all of our associates as the new company aggressively seeks out new markets and continues to expand the exciting attractions and amenities at our existing locations. This union also means that the new company will be able to offer its employees a very competitive package of compensation and benefits.

As we move through the approval process, it is critical that each of us remember our principal mission – to serve our customers in the best way that we know how, offering them the kind of casino resort experience that they can find no where else. If we stay focused on this mission in the coming weeks and months, we will make our new company even stronger.

In the next few weeks, we will address more specific questions that may arise through employees meetings and communications from the Human Resources Department. Please be patient as we work through all the details.

Remember, this union will create a gaming powerhouse that will offer:

o	A higher return on their investment for shareholders

o	The best gaming and entertainment experience for customers

o	And expanded employment and advancement opportunities for our employees

Thank you for your time.

Wally

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This document includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Caesars Entertainment, Inc.(“Caesars”) and Harrah’s Entertainment, Inc. (“Harrah’s”) anticipated acquisition of Caesars. These forward-looking statements are based on current expectations and projections about future events.

Readers are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Caesars and Harrah’s may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission (including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein): financial community and rating agency perceptions of Harrah’s and Caesars’, the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; the ability to timely and cost-effectively integrate into Harrah’s operations the companies that it acquires, including with respect to its acquisition of Caesars; access to available and feasible financing, including financing for Harrah’s acquisition of Caesars, on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.

Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Caesars disclaims any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Additional Information about the Acquisition and Where to Find It

In connection with Harrah’s proposed acquisition of Caesars (“Acquisition”), Caesars and Harrah’s intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAESARS ARE URGED TO READ THE WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HARRAH’S, CAESARS AND THE ACQUISITION. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Harrah’s or Caesars with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Harrah’s by directing a written request to: Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations or Harrah’s, One Harrah’s Court, Las Vegas, Nevada 89119, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Caesars and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Caesars in connection with the Acquisition. Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars’ 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Caesars and its executive officers and directors in the Acquisition by reading the proxy statement and prospectus regarding the Acquisition when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.